UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 2, 2019, announcing that the Company has purchased 545,486 of its own shares on Euronext Brussels.

The information contained in this Report on Form 6-K, excluding the section that has been translated into Dutch, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 2, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 02 January 2019 – 8 a.m. CET _________________________________

SHARE BUYBACK

ANTWERP, Belgium, 02 January 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today announces that the Company has purchased 545,486 of its own shares on Euronext Brussels for an aggregate cost of EUR 3,471,506.67.

Transaction date	Quantity	Average price	Lowest price	Highest price	Total price
19 December 2018	40,000	6.5848 EUR	6.465 EUR	6.670 EUR	263,392.00 EUR
20 December 2018	105,835	6.4072 EUR	6.350 EUR	6.515 EUR	678,106.01 EUR
21 December 2018	85,000	6.2678 EUR	6.160 EUR	6.380 EUR	532,763.00 EUR
24 December 2018	27,500	6.2902 EUR	6.240 EUR	6.340 EUR	172,980.50 EUR
27 December 2018	127,500	6.2765 EUR	6.020 EUR	7.050 EUR	800,253.75 EUR
28 December 2018	37,500	6.1482 EUR	5.945 EUR	6.260 EUR	230,557.50 EUR
31 December 2018	20,070	6.2194 EUR	6.140 EUR	6.290 EUR	124,823.36 EUR

Block trade

Transaction date	Time	Quantity	Price	Total price
19 December 2018	04:00 p.m. CET	102,081	6.5500 EUR	668,630.55 EUR

Following these transactions, the Company now owns 1,237,901 own shares (0.56% of the total outstanding shares).

Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

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PRESS RELEASE Regulated information 02 January 2019 – 8 a.m. CET _________________________________

INKOOP EIGEN AANDELEN

ANTWERPEN, België, 02 januari 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" of de "Vennootschap") meldt vandaag dat de Vennootschap 545.486 van haar eigen aandelen inkocht op Euronext Brussels voor een gezamenlijk bedrag van 3.471.506,67 EUR.

Datum transactie	Aantal aandelen	Gemiddelde prijs	Laagste prijs	Hoogste prijs	Totaalprijs
19 december 2018	40.000	6,5848 EUR	6,465 EUR	6,670 EUR	263.392,00 EUR
20 december 2018	105.835	6,4072 EUR	6,350 EUR	6,515 EUR	678.106,01 EUR
21 december 2018	85.000	6,2678 EUR	6,160 EUR	6,380 EUR	532.763,00 EUR
24 december 2018	27.500	6,2902 EUR	6,240 EUR	6,340 EUR	172.980,50 EUR
27 december 2018	127.500	6,2765 EUR	6,020 EUR	7,050 EUR	800.253,75 EUR
28 december 2018	37.500	6,1482 EUR	5,945 EUR	6,260 EUR	230,557.50 EUR
31 december 2018	20.070	6,2194 EUR	6,140 EUR	6,290 EUR	124.823,36 EUR

Block transactie

Transactiedatum	Tijdstip	Aantal aandelen	Prijs	Totaalprijs
19 december 2018	16:00 CET	102.081	6,5500 EUR	668.630,55 EUR

Ingevolge deze transacties houdt de Vennootschap 1.237.901 eigen aandelen aan (0,56% van het totale aantal uitstaande aandelen).

De mogelijkheid blijft bestaan dat Euronav verder eigen aandelen opportunistisch zou inkopen. De mate waarin Euronav in voorkomend geval eigen aandelen zou inkopen, en de timing daarvan, zal afhangen van verschillende factoren waaronder marktomstandigheden, wettelijke bepalingen en andere overwegingen in het belang van de Vennootschap.

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Contact:
Brian Gallagher – Head of IR
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q1 2019 results: Thursday, January 24, 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 26 Suezmaxes, 2 Panamaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Regulated information 02 January 2019 – 8 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.